July 3, 2025

VIA EDGAR CORRESPONDENCE

Megan Miller

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review & Accounting Office

100 F Street, N.E.

Washington, D.C. 20549

Re: Comments on the Financial Report of Nuveen Multistate Trust II (File No. 811-07755)

Dear Ms. Miller:

This letter responds to a comment provided by the staff of the Securities and Exchange Commission (the “Staff”) via telephone, regarding the February 28, 2025 annual report (the “Report”) for the funds included within Nuveen Multistate Trust II (the “Registrant”) listed in Exhibit A attached hereto (each, a “Fund” and collectively, the “Funds”) as filed on Form N-CSR with the Staff on May 7, 2025.

Set forth below is the Staff’s comment on the Report followed by a response on behalf of the Registrant. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Report.

Comment:

During the fiscal year ended February 28, 2025, the Funds had a change in auditors, however, Item 1 and Item 8 of Form N-CSR do not include the required disclosures. Please explain why such disclosure was omitted and whether the Registrant intends to amend its Form N-CSR. See Dear CFO 1998-04 Change in Independent Public Accountants.

Response:

On October 24, 2024, the Funds’ Board of Directors/Trustees (the “Board”) dismissed KPMG LLP (“KPMG”) as the independent registered public accounting firm for the Funds and engaged PricewaterhouseCoopers LLP (“PwC”) as the new independent registered public accounting firm for the Funds.

Dear CFO 1998-04 notes the following:

“To satisfy the reporting requirement of Forms N-1A, N-2, N-3, and N-CSR, the Staff prefers that registrants disclose the change in accountants by conforming to the requirements of Item 304 of Regulation S-K4 in narrative form in either the notes to the financial statements or other supplemental information contained in the investment company’s first shareholder report that is issued subsequent to the Board of Directors’ approval of the change in accountant. Item 304 of Regulation S-K additionally requires the registrant to request the former independent registered public accounting firm to furnish a letter addressed to the Commission indicating whether the former accountant agrees with the statements made by the registrant in response to Item 304(a) and, if not, stating the respects in which it does not agree (“Agreement Letter”). The Agreement Letter may be included as part of the exhibit filed for Item 13(a)(4) of Form N-CSR or a separate exhibit to Form N-CSR.”

4 See Item 304 of Regulation S-K [17 CFR 229.304] (Changes in and Disagreements with Accountants on Accounting and Financial Disclosure).

As the Board’s approval of the change in independent registered public accounting firm occurred prior to the release of the Funds’ August 31, 2024 semi-annual report, which was the first shareholder report issued subsequent to the Board’s approval of the change on October 24, 2024, the following disclosure was included within Item 1 of each Fund’s semi-annual report dated August 31, 2024, and Item 8 of the Registrant’s Form N-CSR filed with the Staff on November 7, 2024, respectively.

Item 1 of each Fund’s semi-annual report dated August 31, 2024

Changes in independent registered public accounting firm

On October 24, 2024, the Fund’s Board of Trustees engaged PricewaterhouseCoopers LLP (“PwC”) as the independent registered public accounting firm for the Fund and dismissed KPMG LLP (“KPMG”) as the independent registered public accounting firm for the Fund. KPMG was informed of their dismissal on October 24, 2024. During the Fund’s fiscal years ended February 29, 2024 and February 28, 2023, and for the period March 1, 2024 through October 24, 2024, there have been no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures.

Item 8 of the Registrant’s Form N-CSR

Changes in Independent Registered Public Accounting Firm

(a) Previous independent registered public accounting firm: On October 24, 2024, the Funds’ Board of Directors/Trustees (the “Board”), upon recommendation from the Audit Committee, dismissed KPMG LLP (“KPMG”) as the independent registered public accounting firm for the Funds. KPMG’s audit reports on the Funds’ financial statements as of and for the fiscal years ended February 29, 2024 and February 28, 2023 contained no adverse opinion or disclaimer of opinion nor were they qualified or modified as to uncertainty, audit scope or accounting principles. During the Funds’ fiscal years ended February 29, 2024 and February 28, 2023, and for the period March 1, 2024 through October 24, 2024, there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements if not resolved to the satisfaction of KPMG would have caused them to make reference in connection with their opinion to the subject matter of the disagreement. During the Funds’ fiscal years ended February 29, 2024 and February 28, 2023 and for the period March 1, 2024 through October 24, 2024, there were no reportable events (as defined in Regulation S-K Item 304(a)(1)(v)).

The Funds provided KPMG with a copy of the foregoing disclosures and requested that KPMG furnish the Funds with a letter addressed to the U.S. Securities and Exchange Commission stating whether KPMG agrees with the above statements.

(b) New independent registered public accounting firm: On October 24, 2024, the Board, upon recommendation from the Audit Committee, engaged PricewaterhouseCoopers LLP (“PwC”) as the new independent registered public accounting firm for the Funds. During the Funds’ fiscal years ended February 29, 2024 and February 28, 2023 and for the period March 1, 2024 through October 24, 2024, the Funds have not consulted with PwC regarding any of the matters described in Regulation S-K Item 304 (“S-K 304”), S-K 304(a)(2)(i) or S-K 304(a)(2)(ii) disclosure.

Given that the foregoing disclosure was included within the first shareholder report issued subsequent to the Board’s approval of the change, management believes that the Registrant has met its disclosure obligation with respect to the change in independent registered public accounting firm, and therefore the Registrant does not need to provide disclosure of the change in subsequent 1) shareholder reports or 2) Item 1 and Item 8 of Form N-CSR. The Item 1 and Item 8 disclosures included in the Registrant’s August 31, 2024 Form N-CSR have been “previously reported” and need not be included in subsequent Form N-CSR filings, pursuant to Instruction 1 to Item 304 of Regulation S-K. As such, management does not believe the Registrant needs to amend its Form N-CSR for the period ended February 28, 2025.

* * * *

If you have any questions, please do not hesitate to call me at (312) 917-8176.

Sincerely,

/s/ Gina Spunder
Gina Spunder
Director, Fund Financial Reporting

cc:

Marc Cardella, Nuveen

Mark Czarniecki, Nuveen

Jordan Farris, Nuveen

Exhibit A

File #	Registrant Name	FYE Reviewed

811-07755	Nuveen California High Yield Municipal Bond Fund	2/28/2025

811-07755	Nuveen California Municipal Bond Fund	2/28/2025

811-07755	Nuveen Connecticut Municipal Bond Fund	2/28/2025

811-07755	Nuveen Massachusetts Municipal Bond Fund	2/28/2025

811-07755	Nuveen New Jersey Municipal Bond Fund	2/28/2025

811-07755	Nuveen New York Municipal Bond Fund	2/28/2025